Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Inc. announces shareholder rights plan

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           TRADING SYMBOLS
           TSX - CRJ
           NYSE Amex - CGR
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           SASKATOON, SK, March 30 /CNW/ - Claude Resources Inc. ("Claude") today announces that its board of directors (the "Board") has adopted a shareholder rights plan (the "Rights Plan") effective March 27, 2009. The purpose of the
Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited take-over bid made for Claude's common shares, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, and to encourage the fair treatment of shareholders in connection with any take-over bid. The Rights Plan was not adopted in response to an anticipated takeover-bid, but as a general planning measure.
           The Rights Plan is intended to prevent any person from acquiring beneficial ownership of more than 20% of the outstanding common shares of
Claude while the Board's review and response process is ongoing. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a "permitted bid". These criteria require, among other things, that the bid be made by means of a take-over bid circular to all holders of common shares other than the offer or under the bid, and be left open for at least 60 days. In the event a take-over bid does not meet the permitted bid requirements of the
Rights Plan, the rights issued under the Rights Plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Claude at a discounted exercise price.
           The Rights Plan is similar to plans adopted by many other Canadian companies. Shareholders will be asked to ratify the Rights Plan at the Annual and Special Meeting of the shareholders to be held on May 14, 2009.
           The Rights Plan is subject to acceptance for filing by the Toronto Stock
Exchange. A copy of the Rights Plan will be available at www.sedar.com.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
           Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505 or Rick Johnson, CA, Chief Financial Officer, (306)
668-7505; Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:12e 30-MAR-09